NORTH AMERICAN NICKEL INC.

Management Discussion and Analysis
For the Three Months Ended March 31, 2015

Preliminary Information

This Management’s Discussion and Analysis (“MD&A”) contains information up to and including May 27, 2015.

The following MD&A of North American Nickel Inc. (the “Company”) should be read in conjunction with the audited financial statements for the year ended December 31, 2014 and the related notes contained therein. It should be noted that the audited financial statements for the year ended December 31, 2014 were prepared in accordance with International Financial Reporting Standards (“IFRS”).

All financial information in this MD&A related to 2014 have been prepared in accordance with International financial reporting standards (“IFRS”), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Caution Regarding Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risks and Uncertainties” in this MD&A. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

Description of Business

The Company is a mineral exploration and resource development company engaged in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing, developing or disposing of the properties, when the evaluation is complete. The Company is currently focusing its resources in conducting exploration programs on its Maniitsoq Property, in Greenland and Sudbury, Ontario nickel properties being Post Creek and Halcyon.

Company History

North American Nickel Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd. The company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985. In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc effective September 23, 1993. The Company’s name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010 the Company’s shareholders approved a special resolution to reorganize the Company’s capital structure by consolidating in a reverse stock split the existing common shares on the basis of each two (2) old shares being equal to one (1) new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also effective this date the Company’s name was changed to North American Nickel Inc. to reflect its new focus. All references to common shares, stock options, warrants and weighted average number of shares outstanding in this discussion and the accompanying consolidated financial statements retroactively reflect the share consolidation unless otherwise noted.

In April 2010 the Company initiated a series of actions to realign its focus into the field of nickel exploration in the prolific nickel belts around Sudbury, Ontario and Thompson, Manitoba. Concurrently the directors of the Company appointed new senior management to oversee the daily operations of the Company.

On May 3, 2011 the Company’s listing application was conditionally accepted by the TSX-V Venture Exchange. On May 30, 2011 the common shares of the Company began trading under the symbol “NAN”.

On August 15, 2011 the Company was granted an exploration license by the Bureau of Minerals and Petroleum of Greenland for exclusive exploration rights over an area totalling 4,841 square kilometres located near Sulussugut, Greenland.

On March 4, 2012, the Company was granted an additional exploration license by the Bureau of Minerals and Petroleum of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres license and located near Ininngui, Greenland.

On January 19, 2015 the Company signed an exclusivity agreement with Minelco AS to acquire the deepwater Seqi port.

Trend Analysis
The business of the Company entails significant risks. Any analysis of the trend of the Company’s activities would reveal this and there is nothing to suggest that these trends will change.

The recoverability of amounts shown for mineral property costs is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds. As of March 31, 2015 the Company had working capital of $5,877,372 (December 31, 2014 $6,106,599) and a deficit of $22,406,539 (December 31, 2014 $21,715,130). The Company has sufficient capital to continue its planed operations and to meet its obligations.

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if it has adequate financial resources are available to do so. The Company has not yet determined whether these properties contain ore reserves that are economically recoverable.
Resource Properties

All technical information in this document has been reviewed by Dr. Mark Fedikow, P. Geo, the qualified person for the Company under National Instrument 43-101.

Maniitsoq, Greenland:

The project is located adjacent to the coastline 160 km north of Nuuk, the capital of Greenland (a safe, stable, mining-friendly jurisdiction) and covers numerous high-grade nickel-copper & PGM sulphide occurrences associated with norite and other mafic-ultramafic intrusions. The deep water coastline adjacent to Maniitsoq is typical to that of Greenland’s south west coast being pack ice free and having an all year-round shipping season. The year-round shipping conditions are due to the Irminger current, a tributary of the warming Gulf Stream flowing continuously past the south west coastline of Greenland. The Company acquired the project because it believes that modern, time-domain, helicopter EM systems will be more effective at detecting nickel sulphide deposits in the rugged terrain of Maniitsoq than previous geophysical surveys performed in the 1990’s that failed to produce any drill targets. Helicopter TEM systems were not available in 1990’s and their availability now gives the Company a significant advantage over previous explorers.

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights over an area totalling 4,841 square kilometres located near Sulussugut, Greenland. The Company paid a license fee of Danish kroners (“DKK”) 31,400 upon granting of the Sulussugut License. The Sulussugut License is valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made. Below the chart shows the eligible exploration expenditures and the granted credits for the excess which may be used towards future expense requirements. The surplus per year cannot be carried forward for credit more than three years.

Sulussugut License - 2011/54
Exploration commitment			2011	2012	2013	2014
		-
Fixed amount			145,600	148,800	310,400	313,200
4841 km2 of DKK 1.460 per km2			7,067,860
4841 km2 of DKK 1.460 per km2				7,213,090
3336 km2 of DKK 7.760 per km2					25,887,360
2689 km2 of DKK 7.830 per km2						21,054,870

Exploration Obligation			7,213,460	7,361,890	26,197,760	21,368,070

Total Credits Available
		-	-	-	-	-
Approved exploration expenditures			8,489,457	23,615,611	37,348,783	55,509,353
Exploration obligation			(7,213,460)	(7,361,890)	(26,197,760)	(21,368,070)
Credit from previous year			-	1,275,997	17,529,718	28,680,741

Total credit		DKK	1,275,997	17,529,718	28,680,741	62,822,024

Carry forward period:
a) 2011	DKK 1,275,997	from 2011 until December 31, 2014
a) 2012	DKK 17,529,718	from 2012 until December 31, 2015
a) 2013	DKK 28,680,741	from 2013 until December 31, 2016
a) 2014	DKK 7,312,671	from 2013 until December 31, 2016
b) 2014	DKK 55,509,353	from 2014 until December 31, 2017

Under the terms of the Sulussugut License the Company is obligated to reduce the area of the license by at least 30% (1,452 square kilometres) by December 31, 2013. The Company completed this prior to year-end.

In 2014 the Company reduced license 2011/54 from 3336 square kilometres to 2689 square kilometres with an exploration commitment of DKK 21,368,070. The Company has had approved expenditures from The Mineral Licence and Safety Authority (MLSA) for 2014 of DKK 55,509,353 which is made up of exploration expenditures of DKK 37,006,242 and a general supplement of DKK 18,503,121. With a credit from 2013 of DKK 28,680,741 and commitment of DKK 21,368,070 leaves the Company with excess credits of DKK 62,822,024

The required minimum exploration expenditures on the Sulussugut License for year 5, ending December 31, 2015 is based on an annual approximation of DKK 21,668,160. This assumes that the Sulussugut License area will not be reduced in 2015.

Effective March 4, 2012, the Company was granted an additional exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres license and located near Ininngui, Greenland. The Company paid a license fee of DKK 32,200 upon granting of the Ininngui License. The Ininngui License is valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The Ininngui License is contiguous with the Sulussugut License.

Ininngui License - 2012/28
Exploration commitment		2012	2013	2014
	-
Fixed amount		148,800	155,200	313,200
142 km2 of DKK 1.490 per km2		211,580
265 km2 of DKK 1.550 per km2			410,750
265 km2 of DKK 7.830 per km2				2,074,950

Exploration Obligation		360,380	565,950	2,388,150

Total Credits Available

Approved exploration expenditures		2,871,899	2,965,890	5,470,428
Exploration obligation		(360,380)	(565,950)	(2,388,150)
Credit from previous year		—	2,511,519	4,911,459

Total credit	DKK	2,511,519	4,911,459	7,993,737

Carry forward period:
a) 2012	DKK 2,511,519	from 2012 until December 31, 2015
a) 2013	DKK 1,945,569	from 2012 until December 31, 2015
b) 2013	DKK 2,965,890	from 2013 until December 31, 2016
a) 2014	DKK 2,523,309	from 2013 until December 31, 2016
b) 2014	DKK 5,470,428	from 2014 until December 31, 2017

On September 28, 2013 the Ininngui license was enlarged to 265 square kilometres at the Company’s request.

For both licenses, future required minimum eligible exploration expenses will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

Should the Company not incur the minimum eligible exploration expenses on either license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and to December 31, 2013; the Company has not used the procedure for either license.

After year 5, the Company may apply for an additional 5 years for either license. Thereafter, the Company may apply for a license for up to 6 additional years, in 2 year license increments. The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time; however any unfulfilled obligations according to the license will remain in force, regardless of the termination.

In conjunction with the granting of the Sulussugut Licence, the Company has entered into an arm’s length Intellectual Property and Data Acquisition Agreement (the “IP Acquisition Agreement”) with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell the IP Rights to the Company in consideration for the Company paying $300,000 in cash ($150,000 to each of Hunter and Spar which is paid) and the issuing of 12,960,000 share purchase warrants, 6,480,000 to each of Hunter and Spar exercisable for a period of five years. The warrants are exercisable at the following prices, 4,750,000 of the warrants are at a price of $0.50 per share, 4,750,000 of the warrants are at a price of $0.70 per share and 3,460,000 of the warrants are at a price of $1.00 per share. The warrants are subject to an accelerated exercise provision in the event the Company relinquishes its interests in the Maniitsoq Licenses or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants have been recorded at a fair value of $1,813,263 using the Black-Scholes option-pricing model. Granting to each of Hunter and Spar or their designates a 1.25% net smelter returns royalty, subject to rights of NAN to reduce both royalties to a 0.5% net smelter returns royalty upon payment to each of Hunter and Spar (or their designates) of $1,000,000 on or before the 60th day following a decision to commence commercial production on the mineral properties. On August 30, 2011 the Company issued 200,000 common shares at $0.14 per share for a value of $28,000 as a finder’s fee on the Greenland project.

Performance Summary:

In August 2011, known showings and targets, identified from a compilation of historical data, were examined. A total of 54 representative rock samples were collected and submitted to Activation Laboratories for analysis. Drill cores from several Kyrolitselskabet Oresund A/S drill holes were examined at a government core facility in Kangerlussuaq, Greenland. Rock samples from previously known occurrences assayed up to 3.35% Ni and confirmed previous sampling results by Kyrolitselskabet Øresund A/S (1965-71, Cominco Ltd. (1995-96) and Falconbridge Greenland A/S (1993-2000).

Based on historical data and observations made during the field program, two areas, covering a total of 375 square kilometres, were selected for helicopter geophysical (electromagnetic and magnetic) surveying. SkyTEM ApS of Beder, Denmark was contracted to do the surveying, which commenced on September 17, 2011 and was completed on October 5, 2011. A total of 2,217 line-kilometers were flown. The quality of the data was monitored by Condor Consulting of Lakewood, Colorado. A levelled, digital database was received from SkyTEM on November 17, 2011 and a complete logistical and processing report was received on December 6, 2011. Condor Consulting selected electromagnetic anomalies from the dataset. A total of 25 conductive zones were identified.

On December 27, 2011 the Company applied for a mineral exploration license covering approximately 142 square kilometers contiguous with its original license (2011/54).

In January and February 2012, Condor Consulting modeled 18 of the 25 conductive zones identified by the 2011 SkyTEM survey in three dimensions using Electromagnetic Imaging Technology’s Maxwell software package. Three of the eighteen modelled targets were selected for priority follow-up during the 2012 field season ahead of the first drill program on the property.

From June 7, 2012 to July 18, 2012 a helicopter electromagnetic survey, totaling 3,532 line-kilometers, was flown over portions of mineral exploration licences 2011/54 and 2012/28. The survey was performed by Geotech Ltd. of Aurora, Ontario. The quality of the data was monitored by Condor Consulting. A levelled, digital database was received from Geotech on July 31, 2012 and a complete logistical and processing report was received on August 29, 2012. A preliminary interpretation of the data was done between August 1 and 13, 2012.

A field camp was mobilized from Nuuk to the project area on August 13, 2012. Ground checking of geophysical anomalies identified from the SkyTEM and VTEM surveys commenced on August 15, 2012 and a total of 40 rock samples (including standards and blanks) were submitted for geochemical/assay analysis. A diamond drill was mobilized to the project on August 25, 2012 and nine holes totaling 1,551 meters were drilled to test selected electromagnetic anomalies identified from the SkyTEM and VTEM surveys. The drilling was performed by Cartwright Drilling Inc. of Goose Bay, Labrador and was done in four target areas: Imiak Hill, Spotty Hill, Fossilik and P-59. The core was logged at the field camp and a total of 636 sawn core samples (including standards and blanks) were submitted for geochemical/assay analysis. Seven of the holes were surveyed with a three-component, down-hole electromagnetic probe operated by Crone Geophysics and Exploration Ltd. of Mississauga, Ontario. Geochemical/assay samples were submitted to Activation Laboratories Ltd. for analysis. Drilling was completed on September 16, 2012 and the drill and camp were demobilized from the project site by September 23, 2012. Analytical results from drill core and surface samples are pending.

On November 14, 2012, the Company announced the intersection of high grade nickel – copper mineralization at Imiak Hill. Two of the holes (MQ-12-001 and 002), both drilled on the same section, carried significant sulphide mineralization. The mineralization in MQ-12-001 averaged 1.36% Ni, 0.52% Cu and 0.07% Co over 16.41 meters including 5.12 meters at 2.20% Ni, 0.55% Cu and 0.07% Co. The mineralization in MQ-12-002 averaged 0.55% Ni, 0.20% Cu and 0.02% Co over 66.08 meters and included 14.18 meters at 1.33% Ni, 0.38% Cu and 0.04% Co. Holes MQ-12-003 and 004 did not intersect any significant mineralization and down-hole electromagnetic surveys in the holes indicated that both passed beneath the plunge of the mineralization.

On December 3, 2012, the Company announced a new discovery at Spotty Hill consisting of nickel-copper and PGE mineralization. The mineralization starts 50 metres below surface and also below previous shallow drilling that was completed in 1960-70’s. MQ-12-005 intersected 123.94 meters (m) grading: 0.81% Nickel (Ni), 0.21% Copper (Cu), 0.03% Cobalt (Co) & 0.26 g/t Platinum (Pt) + Palladium (Pd) + Gold (Au).

On January 15, 2013, the Company announced the completion of all assay and geochemical analyses on samples from the 2012 drilling program. The results confirmed the existence of significant nickel + copper ± cobalt ±PGE mineralization at Imiak Hill and Spotty Hill.

On May 28, 2013 the Company announced that it had finalized the 2013 exploration plan for the Maniitsoq project. The plan inculded a minimum of 3,000 meters of diamond drilling, surface pulse time domain electromagnetic (PEM) surveys and 550 line-km of helicopter time domain, electromagnetic and magnetic surveying.

On June 11, 2013 the Company released results of a QEMSCAN (Quantitative Evaluation of Materials by Scanning Electron Microscopy) study performed on three samples of mineralized drill core: two from the Imiak Hill occurrence and one from the Spotty Hill occurrence. The study was done by SGS Canada Inc. at their Lakefield, Ontario facility. The objectives of the study were to identify and quantify the nickel, copper and cobalt-bearing minerals within the samples and to determine the liberation and association characteristics of the nickel and copper sulphides. The study indicated that all three samples show high potential nickel recovery and variable potential copper recovery. SGS’s complete report is posted on the Company’s website.

Field work at Maniitsoq commenced on June 15, 2013 and was completed on September 16, 2013. Twenty five diamond drill holes totaling 4,266 metres were drilled, 917.3 line-kilometres were surveyed with Geotech Ltd.’s helicopter borne VTEM time domain electromagnetic and magnetic system, and first pass field checking of all targets identified from the 2012 field work was completed. All but one of the diamond drill holes were surveyed with a three-component bore hole electromagnetic (BHEM) probe. The borehole surveying was done by Crone Geophysics and Exploration Ltd.

In an update released on August 23, 2013, the Company announced that near solid to solid sulphide mineralization was intersected by hole MQ-13-026 at Imiak Hill. The intersection occurred between approximately 142 and 159 metres vertically below surface and was correlated with Zone 30, one of three mineralized zones recognized to date at Imiak Hill (the other two being zones 10 and 20). On September 5, 2013 the Company announced that hole MQ-13-028 had intersected near solid to solid sulphide mineralization at a vertical depth of approximately 185 metres vertically below surface. This mineralization also correlated with Zone 30. The mineralization in MQ-13-028 is the deepest intersected to date at Imiak Hill and Zone 30 remains open at depth.

On September 12, 2013 the Company announced the discovery of significant mineralization at Imiak North, which is situated 950 metres north northeast of Imiak Hill and 1200 metres northwest of the Spotty Hill occurrence. Collectively, these three closely spaced occurrences are referred to as the Imiak Hill Complex (IHC).

On September 26, 2013 the Company announced a new discovery within the Fossilik norite intrusion situated approximately 9 kilometres from the IHC. The discovery was made by hole MQ-13-018, which intersected 4.53m @1.06% Ni, 0.23% Cu, 0.04% Co, 0.33 g/t Pt+Pd+Au starting at 51.8 metres down the hole. This zone remains open at depth and additional drilling is warranted.

On October 10, 2013, the Company reported that the mineralization intersected by hole MQ-13-026 at Imiak Hill averaged 3.25% nickel, 0.48% copper and 0.11% cobalt over a core length of 25.51 metres including 18.62 metres at 4.31% nickel, 0.62% copper and 0.14% cobalt. Assay results for holes MQ-13-024 and 019 were also announced. These holes intersected mineralization above hole MQ-13-026 and both holes returned significant assays including 14.90 metres grading 2.67% nickel, 0.39% copper and 0.09% cobalt in hole 024 and 8.68 metres grading 1.53% nickel, 0.43% copper and 0.06% cobalt in hole 019. Eight regional exploration holes were also announced for a total of 1,163 metres testing VTEM anomalies.

On October 23, 2013, the Company announced that high grade nickel mineralization intersected by hole MQ-13-029 at Imiak North averaged 4.65% nickel over a core length of 9.99 metres. Hole MQ-13-027, also drilled at Imiak North intersected 64.11 metres grading 0.45% nickel and 0.20% copper. Hole MQ-13-022 drilled at Spotty Hill returned 20.07 metres grading 0.68% nickel, 0.28% copper and 0.32g/t Pt+Pd+Au.

On November 7, 2013, the Company announced results from hole MQ-13-028, the deepest hole at Imiak Hill (180 metres vertically below surface) grading 3.19% nickel, 1.14% copper and 0.11% cobalt over 24.75 metres core length. The mineralization remains open at depth.

On November 21, 2013, the Company announced a new discovery at target P-13 from hole MQ-13-032 grading 0.44% nickel, 0.20% copper over 6.51 metres core length. Follow-up work is planned for 2014.

On December 2, 2013, the Company announced 100 new electromagnetic exploration targets had been identified at Maniitsoq as a result of the latest helicopter-borne survey.

On April 17, 2014 the Company announced the starting of surface geophysical programs consisting of time-domain electromagnetics and gravity.

The Company mobilized drill equipment and an enlarged geological team to Nuuk. Crone Geophysics completed gravity surveys taking measurements at 655 stations and also completed 67 km of surface Time Domain Electromagnetic surveys at the Imiak Hill Complex (IHC).

On June 19, 2014, drilling was started with one drill focusing on the Imiak Hill Complex (IHC). A second drill was used to test regional mineralized targets.

On July 22, 2014, the Company announced new TDEM anomalies had been identified at the IHC and that the gravity surveys were able to outline noritic intrusions in the subsurface.

On August 5, 2014, the Company announced geological mapping and second drill rig added to the Maniitsoq project. Geological mapping will focus at IHC and Fossilik areas.

On August 20, 2014, the Company announced an exploration update and 11.03 metres of 3.07% nickel intersected at Imiak Hill. Spotty Hill and regional target P-13 intersected semi-massive sulphides at these two locations.

On September 16, 2014, the Company announced an exploration update on the 2014 field season. Thirty – nine drill holes and one deepened hole were completed totalling 8,773 metres. Detailed structural mapping by Dr. John Fedorowich contributed significantly to the geological understanding of the structurally complex area at IHC. Mylonite zones were mapped and some of these zones truncate the Imiak Hill mineralization around the 200-210 metre level, with the sense of off-set not fully understood.

On September 29, 2014, the Company announced new regional discoveries at targets P-058, P-149, P-004, P-013, P-030 and P-053. Highlights include MQ-14-054 intersected 1.72% Ni and 0.26% Cu over 5.58 metres, MQ-14-041 intersected 0.36% Ni and 0.17% Cu and 0.15 g/t Pt+Pd+Au over 23.2 metres and hole MQ-14-051 intersected 0.94% Ni, 0.17% Cu and 0.99 g/t Pt+Pd+Au over 4.31 metres.

On October 20, 2014, the Company announced 2.98% Ni, 0.59% Cu and 0.86 g/t PGM over 8.55 metres and 1.69% Ni, 0.34% Cu and 0.50 g/t TPM over 10.60 metres at Spotty Hill.

On November 3, 2014, the Company reported new multiple nickel sulphide intersections at target P-013. MQ-14-066 returned 5.85 metres of 2.07% Ni and 0.12%Cu and MQ-14-068 returned 3.40 metres of 2.07% Ni and 0.34% Cu in net textured to semi-massive sulphides.

On November 11, 2014 the Company announced new nickel sulphide discoveries from the southern portion of the Maniitsoq project. Highlights included 20.10 metres of 0.63% Ni and 0.20% Cu in hole MQ-14-070 at target P-030 and 0.24 metres of 0.85% Ni and 1.80% Cu in hole MQ-14-071 at target P-053.

On November 17, 2014 the Company reported high grade nickel sulphides at Imiak Hill Complex (IHC). At Imiak Hill drill hole MQ-14-072 intersected 16.35 metres of 2.51% Ni and 0.77% Cu. This hole confirmed the mineralization in zone 10 between holes historical hole IM-9 and MQ-14-037. At Mikissoq drill hole MQ-14-073 intersected 61.35 metres of 0.63% Ni and 0.18% Cu confirming the steep northeasterly plunge.

During the three months ended March 31, 2015:

On March 2, 2015 the Company announced potential high nickel recoveries utilizing SGS Canada Inc. QEMSCAN (Quantitative Evaluation of Minerals by Scanning Electron Microscopy) on its regional targets. Pentlandite is the main nickel-bearing mineral in each sample with nickel contents ranging from 90.1 to 93.1%. Potential recoveries range from 96.1 to 97.2% based on liberation, association and exposed characteristics of crushed samples that were stage pulverized to 90% passing 150 µm.

On March 26, 2015 the Company announced drilling and field services contracts were awarded to George Downing Estate Drilling Ltd. and Xploration Services Greenland (ApS) respectively for its 2015 exploration program at Maniitsoq.

Subsequent Events

The Company has completed an integrated geological, geophysical and geochemical review for its upcoming 2015 exploration program on its Maniitsoq property.

Activities contemplated in the future

Exploration activities including mobilisation to the Maniitsoq project by North American Nickel’s exploration crew is planned to commence in the middle of June, 2015.

Sudbury, Ontario nickel properties:

Post Creek Property

On December 23, 2009, the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $7,500. On April 5, 2010 the Company entered into an option agreement to acquire rights to Post Creek Property. On March 12, 2013 the Post Creek Property Option Agreement was amended, in order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which has been met, cash payments totalling $137,500 and the issuance of 1,000,000 common shares. Further, commencing the amended date of August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR:

The property is located 35 km east of Sudbury in Norman and Parkin townships and consists of 42 contiguous unpatented mining claims and one isolated claim covering an area of 1,040 hectares. It is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of FNX Mining. The property lies along the extension of the Whistle Offset Dyke Structure which is a major geological control for Ni-Cu-PGM mineralization. This structure hosted the former INCO Whistle Offset copper-nickel-PGM Mine as well as the Podolsky North and Podolsky 2000 copper-precious metal deposits. FNX forecast the production of 372,049 tons of ore at Podolsky yielding 1.8 million pounds of payable nickel, 28.5 million pounds of payable copper and 27,300 ounces of payable platinum, palladium and gold for 2009. Previous operators located the extension of the Whistle Offset Dyke structure on the Post Creek property as a direct result of their geological, geophysical and Mobile Metal Ion geochemical surveys. A reconnaissance rock sample collected along the structure assayed 0.83% Ni, 0.74% Cu, 0.07% Co, 2.24 g/t Pt and 1.05 g/t Pd. Significant potential for nickel-copper-PGM is demonstrated on the Post Creek property.

Performance Summary:

The exploration program to evaluate the mineral potential of the Whistle Offset Dyke Structure was initiated September 24, 2010. This project included outcrop stripping, washing and detailed mapping. There were also a number of reconnaissance programs initiated concurrently to evaluate the Post Creek property for shallowly-buried mineralization. The geophysical approach was based on the use of a beep mat and selected traverses across the property were undertaken. A number of elevated EM responses were obtained and a number of these areas were stripped of overburden using an excavator and washed using a Wajax pump. Exposed mineralization was chip sampled and sent to SGS Mineral Services for a multi-element analysis including assay for nickel, copper, cobalt, gold, platinum and palladium. Selected soil geochemical surveys were undertaken over historic IP chargeability anomalies. Samples were submitted June 9, 2011 to SGS Mineral Services for analysis using the Mobile Metal Ion Technology.

Extensive outcrop stripping with a mechanical excavator aided by power washing of outcrops was completed. Outcrop sampling, where warranted, was continued and assistance from experienced Sudbury geological consultants was retained for short periods to demonstrate the subtleties of mapping offset dyke structures. Ground VLF-EM and magnetic surveys were initiated.

Airborne VTEM geophysical survey results and ground IP and magnetic surveys undertaken by previous operators were obtained from the geophysical contractors in digital formats and integrated with geological and geochemical databases.

October 18, 2011 new geophysical data was acquired from Abitibi Geophysics from a newly cut grid on the Post Creek property. Electromagnetic and magnetic anomalies were detected and a seven hole diamond drill program consisting of 1532.5 metres. The exploration included down-hole pulsing to detect potential anomalies for future drill-testing.

On December 14, 2011 a seven hole diamond drill program was planned and implemented with Chenier drilling of Capreol, Ontario contracted to carry out a 1532.5 metre program.

On December 14, 2011 the Company announced the offset dyke or CJ Zone was expanded subsequent to previous ground geophysical surveys and prospecting by Cecil Johnson. Geophysical anomalies detected by the Abitibi Infinitem geophysical survey were drill tested and indicated the geophysical responses were attributable to heavily disseminated to near-solid pyrrhotite, pyrite and minor chalcopyrite. These mineralized zones were hosted within large blocks of mafic volcanic rocks present within the offset dyke and with oxide and lean iron formation. Drill core was sampled and submitted for assay to AGAT Laboratories. Results indicate generally low base and precious metal values in this mineralization. The mineralization is interpreted to be of Archean age occurring as veins/layers and disseminations within Archean rocks.

Analytical data, geological maps and historic geophysical information were compiled by Dr. Walter Peredery to form the basis for a 43-101 technical report which was submitted to the TSX Exchange on May 18, 2011 as part of listing requirements for North American Nickel. The report was accepted by the Exchange on May 27, 2011.

August 16, 2011, detailed prospecting by Mr. Cecil Johnson on behalf of the Company on the Post Creek property has resulted in the discovery of a previously unrecognized mineralized Offset dyke. The Offset dykes are recognized in the Sudbury mining camp as hosts to significant ore deposits and as such this discovery is considered extremely important. Follow-up outcrop stripping using a mechanical excavator accompanied by power washing to prepare the outcrop area for mapping and sampling has been initiated. The offset dyke has been named “the Cecil Johnson Offset Dyke” or “CJ#1” after Mr. Johnson, the discoverer.

A review of all characteristics of the CJ target zone and the results of diamond drilling indicate the CJ Zone is more accurately described as a breccia belt rather than a sharp-walled offset dyke. The breccia belt is along strike from the Podolsky nickel-copper-platinum group metal mine and as such the CJ Zone is still considered as a high-priority exploration target. The mineral potential of this re-interpreted offset dyke has been elevated owing to observations made by North American Nickel geologists aided by Andy Bite, a well-known and highly respected Sudbury geologist. The breccia belt is now interpreted as an embayment structure and will be explored accordingly.

A petrographic report on drill core samples from 2011 program was completed. The thin sections cut from the drill core confirm that the bottom of this new embayment has not been intersected by drilling, and consequently, the most prospective section of the observed embayment has not been reached. The petrographic work confirmed the size and extent of the mapped embayment, which is still open to the east and south, and possibly to the north as well.

On March 12, 2013, the Company amended the Property Option Agreements on the Post Creek Property. The option agreement was amended by modifying the property expenditure and property payment requirements in order for the Optionee to earn a 100% interest in the claims.

During the three months ended March 31, 2015:

The Company on March 27, 2015 made the $15,000 payment as per the Property Option Agreements.

Subsequent Events

There were no subsequent events following the end of the reporting period.

Activities contemplated in the future

A joint venture partner continues to be sought out to follow-up the CJ Embayment structure.

Halcyon Property

On April 5, 2010, the Company entered into an option agreement to acquire rights to Halcyon Property. On March 12, 2013 the Halcyon Property Option Agreement was amended. In order to acquire up to a 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which has been met, cash payments totalling $120,000 and the issuance of 700,000 common shares. Further, commencing the amended date of August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR:

The property is located 35 Km NNE of Sudbury in the SE corner of Parkin Twp, and consists of 53 unpatented mining claims. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and contains the extension of the metallogenetically significant Whistle Offset Structure now interpreted to represent an embayment. It is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 Km North of the property.

Performance Summary:

Data compilation was initiated with the aim of delineating potential areas for follow-up exploration. Based on newly acquired information from the Post Creek property the adjacent Halcyon property will be the target of geological prospecting and geophysical activities.

On September 14, 2011 a partial cut grid was established on the western edge of the Halcyon property to accommodate the Abitibi Geophysics EM survey covering the adjacent Post Creek property.

On December 14, 2011, prospecting and a small amount of outcrop stripping were completed in preparation for a drill program. A single drill hole was put down on the southeast corner of the property with the purpose of providing geological information and to provide a platform for bore hole pulse EM (“BHPEM”). No anomalies were detected with the BHPEM although quartz diorite breccia and partial melt material with 2-3% disseminated pyrrhotite and chalcopyrite was intersected over short core lengths.

On March 12, 2013, the Company amended the Property Option Agreements on the Halcyon Property. The option agreement was amended by modifying the property expenditure and property payment requirements in order for the Optionee to earn a 100% interest in the claims.

During the three months ended March 31, 2015:

The Company on March 27, 2015 made the $15,000 payment as per the Property Option Agreements.

Subsequent Events

There were no subsequent events following the end of the reporting period.

Activities contemplated in the future

The Company is planning a prospecting and rock sampling program to assist in the ongoing exploration of the property.

Selected Financial Information

The Company’s condensed interim financial statements for the three months ended March 31, 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Condensed Financial Statements and should be read in conjunction with those statements.

		For the three months ended
	March 31, 2015	March 31, 2014	March 31, 2013
Financial Results
Net loss	$691,409	$215,624	$188,242
Basic loss per share	0.00	0.00	0.00

As at:	March 31, 2015	December 31, 2014	December 31, 2013

Balance Sheet Data
Share capital	$43,893,265	$43,268,118	$33,631,235
Common shares issued	172,955,855	169,964,679	140,576,584
Weighted average shares outstanding	171,280,855	157,986,561	111,753,433
Total assets	$27,076,635	$27,050,038	$18,715,919
Net assets (liabilities)	26,922,125	26,752,694	18,679,879
Exchange rates (US$ to CDN$) period average	1.2411	1.1046	1.0299

Results of Operations

Three Months Ended March 31, 2015 compared with Three Months Ended March 31, 2014

For the three months ended March 31, 2015, the Company incurred a net loss of $691,409 compared to a net loss of $215,624 for the three months ended March 31, 2014. The increase of $475,785 in net loss is mainly a result of a share-based payment of $238,194 compared to the period ended March 31, 2014 which did not have a share-based payment. The general operating costs increased by $235,865 which is mainly the result of the changes made to management and the additional board members done in Q4 of 2014. This resulted in an increase of $82,250 in management fees, an increase of $51,790 in travel and accommodation for increased management and technical meetings held for the Company, an increase of $33,332 in consulting fees as a result of engaging a humane resource consultant. The Company brought in an employee benefits program showing an increase of $12,111 in salaries and benefits. There was an increase of $43,288 in General and administrative costs as a result of higher rent on the new office and additional office setup. Investor relations reported a decrease of $8,822 as a result of less trade shows attended in the period. There has been a decrease of $2,533 for interest earned and there was a decrease in foreign exchange loss of $807. as a result of the DKK currency

As at December 31, 2014, the Company had total assets of $27,050,038, an increase of $8,334,119 since December 31, 2013 which reported total assets of $18,715,919. The increase is a result of the Company raising funds through a private placement of $9,379,970 and using the funds on the drill program in Greenland.

Selected Financial Data Quarterly

	Three months ended
	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
Net loss	$(691,409)	$(585,679)	$(2,387,359)	$(552,345)
Basic loss per share	0.00	0.00	0.01	0.00

	Three months ended
	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013

Net loss	$(215,624)	$(530,911)	$(311,114)	$(230,034)
Basic loss per share	0.00	0.00	0.00	0.00

Balance Sheet Data
As at:	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014

Share capital	$43,893,265	$43,268,118	$43,256,764	$43,255,258
Common shares issued	172,955,855	169,964,679	169,884,679	169,844,853
Weighted average shares outstanding	171,280,855	157,986,561	153,952,324	145,835,740
Total assets	$27,076,635	$27,050,038	$28,035,605	$28,347,763
Net assets (liabilities)	$26,922,125	$26,752,694	$27,053,470	$27,446,644
As at:	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013

Share capital	$33,673,914	$33,631,235	$29,765,216	$29,757,268
Common shares issued	140,676,584	140,576,584	122,179,885	122,154,885
Weighted average shares outstanding	140,599,917	111,753,433	102,094,708	91,922,551
Total assets	$18,716,439	$18,715,919	$16,024,672	$16,166,896
Net assets (liabilities)	$18,479,255	$18,679,879	$15,292,602	$15,574,851

During the three months ended March 31, 2015 the Company reported a share-based payment of $238,194 and reported an increase of $82,250 in management fees and an increase of $51,790 in corporate travel. An increase of $43,288 was reported in general and administrative due to relocating to the new office space. During the three months ended December 31, 2014 the Company reported a share-based payment of $286,983 and had an increase in management fees and corporate travel of $59,928 as a result in changes to management and corporate development. During the three months ended September 30, 2014 the Company reported a share-based payment of $1,996,792 as a result of granting stock options and had an increase in foreign exchange loss of $140,368 as a result of the drill program in Greenland. During the three months ended June 30, 2014 the Company reported a foreign exchange loss of $129,489 as a result of the drill program in Greenland with most costs converted from DKK. During the three months ended June 30, 2014 the Company had an increase in management fees of $141,000 due to the resignation of the CEO. The quarters ended December 31, 2013, September 30, 2013, and June 30, 2013, recorded an increased net loss as a result of share-based compensation charges reported of $77,110, $25,115, and $25,634 respectively as a result of stock option grants in those quarters. The quarters ended December 31, 2013 recorded a property impairment amount of $253,090, respectively as a result of writing down Thompson North. In the quarter ended June 30, 2013 there was an increase in management fees and salaries.

During the three months ended June 30, 2014 the Company raised funds of $9,379,970 through a private placement accounting for the increase in total assets and share capital. In the quarter ended December 31, 2013 the Company issued 18,276,199 common shares for warrant exercise at $0.21 per share for proceeds of $3,838,002 which was the reason for the increase in share capital and total assets. In the quarter ended June 30, 2013 the Company raised funds of $7,054,098 respectively through private placements accounting for the increase in total assets and share capital with the granting of 41,494,692 units.

Liquidity

As at March 31, 2015 the Company had accumulated losses totaling $22,406,539. The Company had working capital of $5,877,372 at March 31, 2015. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement. On February 20, 2015, the Company issued 2,941,176 common shares upon conversion of 2,941,176 warrants at a price of $0.21 for proceeds of $617,646.

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

Capital Management

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the period.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables and trade payables and accrued liabilities. Cash and cash equivalents are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Receivables are designated as loan receivables and trade payables, are designated as other financial liabilities and recorded at amortized cost. Marketable securities are available for sale with the unrealized gain or loss recorded in other comprehensive income.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable (supported by little or no market activity).

Cash and cash equivalents are stated at fair value and are classified as Level 1 of the fair value hierarchy. The fair values of accounts receivables and trade payables approximate carrying value because of the short term nature of these instruments.

The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the closing balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available for sale securities are classified within Level 1 of the fair value hierarchy.

Financial Instrument Risk Factors

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Company’s risk exposures and their impact on the Company’s financial instruments are summarized below:

Credit Risk
The Company’s credit risk is primarily attributable to cash, short-term investments and amounts receivable. Cash and cash equivalents, and short-term investments are held with one reputable Canadian chartered bank which is closely monitored by management. Financial instruments included in amounts receivable consist primarily of HST/GST recoverable from the Canadian government. Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents, short-term investments and amounts receivable is minimal.

Liquidity Risk
The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2015, the Company held cash and a short-term investment totaling $5,898,219 (December 31, 2014 — $6,326,117) and had current liabilities of $154,510 (December 31, 2014 — $297,344). All of the Company’s liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market Risk

i) Interest Rate Risk

The Company had cash balances and no interest bearing debt. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks. As of March 31, 2015, the Company had non-interest bearing accounts with one Canadian chartered bank.

ii) Foreign Currency Risk

The Company is exposed to the financial risk related to fluctuations of foreign exchange rates. The Company operates in Canada and Greenland and a portion of exploration and evaluation assets are incurred in US dollars, Euros and Danish Krones (“DKK”). Foreign currency risk is considered low as the majority of transactions are settled and reported in Canadian dollars.

iii) Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. To mitigate price risk, the Company closely monitors commodity prices of precious metals and the stock market to determine the appropriate course of action to be taken by the Company.

Accounting Standards Not Yet Effective

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

New standard IFRS 9 “Financial Instruments”
This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for the classification and measurement of financial assets, additional changes relating to financial liabilities, a new general hedge accounting standard which will align hedge accounting more closely with risk management. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

Additional Disclosure for Venture Issuers Without Significant Revenue
The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

The Company has no significant revenues.
The Company has limited funds.
There is no assurance that the Company can access additional capital.
There is no assurance that the Company will be successful in its quest to find a commercially viable quantity of mineral resources.
The Company has a history of operating losses and may have operating losses and a negative cash flow in the future.
The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Table of Property Contractual Obligations

				Exploration
Date	Cash	Issuance of shares		Requirements
On or before April 5, 2010	$12,500	400,000	paid & issued
On or before April 5, 2011	$30,000	300,000	paid & issued	$15,000	Exploration requirements to April 5, 2011 $624,715
On or before April 5, 2012	$50,000	300,000	paid & issued	$15,000	Exploration requirements to April 5, 2012 $830,127
On or before April 5, 2013	$15,000	-	paid	$15,000	Exploration requirements to April 5, 2013 $975,049
On or before April 5, 2014	$15,000	-	paid	$15,000
On or before April 5, 2015	$15,000	-	paid	$15,000

				Exploration
Date	Cash	Issuance of shares		Requirements
On or before April 5, 2010	$15,000	300,000	paid & issued
On or before April 5, 2011	$25,000	200,000	paid & issued	$22,000	Exploration requirements to April 5, 2011 $40,299
On or before April 5, 2012	$35,000	200,000	paid & issued	$22,000	Exploration requirements to April 5, 2012 $53,985
On or before April 5, 2013	$15,000	-	paid	$22,000	Exploration requirements to April 5, 2013 $80,675
On or before April 5, 2014	$15,000	-	paid	$22,000
On or before April 5, 2015	$15,000	-	paid	$22,000

Related Party Transactions

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

During the period ended March 31, 2015 and prior years ending December 31, 2014 and 2013, the Company entered into transactions with related parties comprised of directors, officers and companies with common directors as follows:

Related party Nature of transaction—

Mount Morgan Resources Ltd. Geological consulting fees provided by Mark Fedikow, President for a monthly retainer of $6,000. Effective June 16, 2014 Mark Fedikow was assigned interim CEO.

Dockside Capital Group Inc. Management fees for services provided by 2 directors for a monthly retainer of $4,000.

VMS Ventures Inc. Management fees for services provided by Rick Mark for a monthly retainer of $8,000, as amended April 1, 2013, CEO, effective June 15, 2014 Rick Mark resigned, Cheryl Messier for a monthly retainer of $5,750, effective January 1, 2014, CFO, Neil Richardson adjusted monthly retainer of $6,000, COO and shared administrative costs.

Jim Clucas 667981 BC Ltd. John Sabine Keith Morrison	A stipend of $2,000 per month for an independent director.
A stipend to John Roozendaal of $2,000 per month for an independent director.
A stipend of $3,000 per month for a director and executive chairman.
Appointed CEO for a monthly retainer of $27,083.

Included in trade payables and accrued liabilities as at March 31, 2015 is $15,187 (December 31, 2014- $216,877) owing to VMS Ventures Inc. for shared administrative costs.

During the period ended March 31, 2015, the Company recorded $8,767 (March 31, 2014 — $2,700) in rent expense to VMS Ventures Inc.

For the period ended March 31, 2015, the Company paid $114,250 (March 31, 2014 — $32,000) for management fees. Paid to Keith Morrison, CEO was $81,250 and paid to directors for stipends was $33,000.

Included in exploration and evaluation assets for the period ended March 31, 2015 is $19,564 (December 31, 2014 – $67,389) which was paid regarding geological fees for Neil Richardson, COO

Included in geological consulting fees for the period ended March 31, 2015 is $32,521 (March 31, 2014 – $23,160) which Mount Morgan Resources Ltd. was paid $18,000 regarding geological fees for Mark Fedikow, President. and $14,521 was paid regarding geological fees for Neil Richardson, COO.

The Company has identified certain directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the period ended March 31, 2015 and March 31, 2014 are as follows:

	Period ended
	March 31,	March 31,
	2015	2014
		$
Geological consulting fees — expensed	$32,521		23,160
Geological consulting fees - capitalized	19,564		14,189
Management fees — expensed	114,250		36,000
Salaries — expensed	17,250		16,500
Stock-based compensation	3,121		—

	$186,706	$
			89,849

Subsequent Events

On April 17, 2015, the Company issued 15,000 common shares for 15,000 warrants at $0.21 per unit exercised for proceeds of $3,150.

On April 1, 2015 the Company elected to sign and move forward with the deep water Seqi port assignment agreement with Minelco AS. The port is located on the southern boundary of the Maniitsoq property.

Subsequent to March 31, 2015 the Company had 50,000 employee stock options at $0.25 expire and 75,000 employee stock options at $0.24 expire.

Share Capital Data

The following table sets forth the Company’s share capital data as at May 27, 2015

Common Shares	172,970,855
-issued & outstanding
Preferred Shares	590,930
-issued & outstanding
Options
-issued & outstanding	13,273,000
Warrants
-issued & outstanding	17,465,572

Further Information

Additional information about the Company is available at the Canadian disclosure website www.sedar.com